                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                KMART CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    48258410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Robert P. Bermingham                        Vincent C. Smith
      The Yucaipa Companies LLC                3463 State Street, PMB #265
       9130 W. Sunset Boulevard                  Santa Barbara, CA 93105
        Los Angeles, CA 90069                         (949) 212-8222
            (310) 228-2894

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on the following page)
                               Page 1 of 13 Pages

CUSIP No. 48258410                                                 PAGE 2 OF 13

   1      NAME OF REPORTING PERSON
          RONALD W. BURKLE
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          PF
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [    ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    1,102,345 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     20,211,850 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   1,102,345 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               20,211,850 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,314,195 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.3%
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 48258410                                                 PAGE 3 OF 13

  1       NAME OF REPORTING PERSON
          U.S. TRANSPORTATION, LLC
          TAX ID. NO.: 95-4729958
          ---------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     [ ]
                                                                    (b)     [ ]

          ---------------------------------------------------------------------

  3       SEC USE ONLY

          ---------------------------------------------------------------------

  4       SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       7       SOLE VOTING POWER
  NUMBER OF                    0 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8       SHARED VOTING POWER
  OWNED BY                     20,211,850 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING            9       SOLE DISPOSITIVE POWER
 PERSON WITH                   0 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               20,211,850 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,211,850 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

 12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]

          ---------------------------------------------------------------------

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.1% (BASED UPON THE NUMBER OF COMMONS SHARES OF KMART CORPORATION REPORTED AS BEING OUTSTANDING IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDING NOVEMBER 27, 2001)
          ---------------------------------------------------------------------

 14       TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------

CUSIP NO. 48258410                                                 PAGE 4 OF 13

  1       NAMES OF REPORTING PERSON

          THE YUCAIPA COMPANIES, LLC
          TAX ID. NO.: 95-4648305
          ---------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     [ ]
                                                                    (b)     [ ]

          ---------------------------------------------------------------------

  3       SEC USE ONLY

          ---------------------------------------------------------------------

  4       SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       7       SOLE VOTING POWER
  NUMBER OF                    0 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8       SHARED VOTING POWER
  OWNED BY                     20,211,850 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING            9       SOLE DISPOSITIVE POWER
 PERSON WITH                   O SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               20,211,850 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,211,850 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

 12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

          ---------------------------------------------------------------------

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.1%
          ---------------------------------------------------------------------

 14       TYPE OF REPORTING PERSON
          OO
          ---------------------------------------------------------------------

CUSIP No. 48258410                                                PAGE 5 OF 13

   1      NAME OF REPORTING PERSON
          AMERICAN COMPANIES, LLC
          TAX ID. NO.: 95-4822546
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    0 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     12,648,000 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   0 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               12,648,000 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,648,000 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [   ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.5% (BASED UPON THE NUMBER OF COMMON SHARES OF KMART CORPORATION REPORTED AS BEING OUTSTANDING IN KMART'S QUARTERLY REPORT ON
          FORM 10-Q FOR THE PERIOD ENDING NOVEMBER 27, 2001)
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
          OO
          ---------------------------------------------------------------------

CUSIP No. 48258410                                                 PAGE 6 OF 13

  1       NAME OF REPORTING PERSON
          VINCENT C. SMITH
          ---------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  3       SEC USE ONLY

          ---------------------------------------------------------------------

  4       SOURCE OF FUNDS
          PF
          ---------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       7       SOLE VOTING POWER
  NUMBER OF                    0 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8       SHARED VOTING POWER
  OWNED BY                     12,648,000 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING            9       SOLE DISPOSITIVE POWER
 PERSON WITH                   0 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               12,648,000 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,648,000 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

 12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [   ]

          ---------------------------------------------------------------------

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.5%
          ---------------------------------------------------------------------

 14       TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 2 (this "Amendment") to the Schedule 13D originally filed January 16, 2001 (the "Initial Filing"), as amended by Amendment No. 1 to
Schedule 13D filed September 19, 2001 (the "First Amendment" and, together with the Initial Filing, the "Prior Filings"), is being filed to reflect (i) the resignation as of January 16, 2002 by Ronald W. Burkle as co-managing member of American Companies, LLC, a Delaware limited liability company ("American") and
(ii) the oral agreement on January 16, 2002 between Mr. Burkle and Vincent C. Smith that terminated all agreements between any of the Burkle-Affiliated Entities and the Smith-Affiliated Entities relating to the acquisition, holding, voting or disposition of any shares of the common stock, par value $1.00 per share (the "Common Stock"), of Kmart Corporation, a Michigan corporation (the "Company"). As a result of such agreement, the Burkle-Affiliated Entities and the Smith-Affiliated Entities no longer constitute a "group" as defined in Rule 13(d)-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All capitalized terms used in this Amendment without being separately defined shall have the meanings specified in the Prior Filings.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) As of January 16, 2002, Mr. Burkle resigned as co-managing member of American. Following his resignation, Mr. Burkle no longer shares voting power over the shares of the Company Common Stock owned by American with Mr. Smith. Mr. Burkle never shared dispositive power over such shares.

        Pursuant to an oral agreement on January 16, 2002 between Mr. Burkle and Mr. Smith, all agreements between any of the Burkle-Affiliated Entities and the Smith-Affiliated Entities relating to the acquisition, holding, voting or disposition of any shares of the Company Common Stock have been terminated. As a result of the oral agreement, the Burkle-Affiliated Entities and the Smith-Affiliated Entities no longer constitute a "group" as defined in Rule 13(d)-5(b) under the Exchange Act. Accordingly, neither the Burkle-Affiliated Entities nor the Smith-Affiliated Entities intend to continue to file further amendments to this Schedule 13D with respect to the shares of Company Common Stock beneficially owned by them unless such further filings are required.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        N/A

ITEM 4. PURPOSE OF TRANSACTION.

        N/A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of January 16, 2002, Mr. Burkle resigned as co-managing member of American. Following his resignation, Mr. Burkle no longer shares voting power over the shares of the Company Common Stock owned by American with Mr. Smith. Mr. Burkle never shared dispositive power over such shares.

        Pursuant to an oral agreement on January 16, 2002 between Mr. Burkle and Mr. Smith, all agreements between any of the Burkle-Affiliated Entities and the Smith-Affiliated Entities relating to the acquisition, holding, voting or disposition of any shares of the Company Common Stock have been terminated. As a result of the oral agreement, the Burkle-Affiliated Entities and the Smith-Affiliated Entities no longer constitute a "group" as defined in Rule 13(d)-5(b) under the Exchange Act.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        (a) As of January 16, 2002, Mr. Burkle resigned as co-managing member of American. Following his resignation, Mr. Burkle no longer shares voting power over the shares of the Company Common Stock owned by American with Mr. Smith. Mr. Burkle never shared dispositive power over such shares.

        Pursuant to an oral agreement on January 16, 2002 between Mr. Burkle and Mr. Smith, all agreements between any of the Burkle-Affiliated Entities and the Smith-Affiliated Entities relating to the acquisition, holding, voting or disposition of any shares of the Company Common Stock have been terminated. As a result of the oral agreement, the Burkle-Affiliated Entities and the Smith-Affiliated Entities no longer constitute a "group" as defined in Rule 13(d)-5(b) under the Exchange Act.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1.   Joint Filing Agreement

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 17, 2002                  U.S. Transportation, LLC

                                          By:   The Yucaipa Companies, LLC
                                                Its Managing Member

                                          By:   /s/ Ronald W. Burkle
                                                --------------------------------
                                                Its Managing Member

Dated:  January 17, 2002                  The Yucaipa Companies, LLC

                                          By:   /s/ Ronald W. Burkle
                                                --------------------------------
                                                Its Managing Member

Dated:  January 17, 2002                  Ronald W. Burkle

                                          By:   /s/ Ronald W. Burkle
                                                --------------------------------

Dated:  January 17, 2002                  American Companies, LLC

                                          By:   /s/ Vincent C. Smith
                                                --------------------------------
                                                Its Managing Member

Dated:  January 17, 2002                  Vincent C. Smith

                                          By:   /s/ Vincent C. Smith
                                                --------------------------------

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f)1 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of Amendment No. 2 to the statement on Schedule 13D (including any subsequent amendments thereto) with respect to the Common Stock, par value $1.00 per share, of Kmart Corporation, a Michigan corporation, and that this Agreement may be included as an Exhibit to such joint filing.

        The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning another party, unless such party knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed in one or more counterparts, each of which together shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 17, 2002.

                                          U.S. Transportation, LLC

                                          By:   The Yucaipa Companies, LLC
                                                Its Managing Member

                                          By:   /s/ Ronald W. Burkle
                                                --------------------------------
                                                Its Managing Member

                                          The Yucaipa Companies, LLC

                                          By:   /s/ Ronald W. Burkle
                                                --------------------------------
                                                Its Managing Member

                                          Ronald W. Burkle

                                          By:   /s/ Ronald W. Burkle
                                                --------------------------------

                                          American Companies, LLC

                                          By:   /s/ Vincent C. Smith
                                                --------------------------------
                                                Its Managing Member


                                          Vincent C. Smith

                                          By:   /s/ Vincent C. Smith
                                                --------------------------------